December 2, 2005
Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

Re:	TMSF REIT, Inc.
Registration Statement on Form S-4
Filed September 30, 2005
File No. 333-128762
Dear Mr. McTiernan:
     This letter sets forth the response of TMSF REIT, Inc. (“TMSF REIT”) and TMSF Holdings, Inc. (“TMSF Holdings ”) to the comments contained in a letter from you dated October 27, 2005 (the “Comment Letter”), regarding the above referenced registration statement (the “S-4”).
     TMSF REIT and TMSF Holdings are filing today Amendment No. 1 to the S-4. This document has been revised to provide additional disclosure in response to the Comment Letter as well as to update the disclosure to include financial and operational information as of and for the quarterly period ended September 30, 2005.
     Set forth below are TMSF REIT’s and TMSF Holdings’s point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-4.
Registration Statement on Form S-4
General
     1. Please provide us with your analysis of why the proposed transaction does not constitute a “Rule 13e3 Transaction” within the meaning of Rule 13e-3(a)(3) of the Exchange Act. Alternatively, please tell us which, if any, of the exceptions provided in Rule 13e-3(g) is applicable to your transaction. Provide a detailed analysis of the factual basis supporting any claimed exemption. For example, if you believe that the exception provided in Rule 13e-3(g)(2)

Michael McTiernan
December 2, 2005

is available, your analysis should include, among other things, an explanation of how the shares of TMSF REIT common stock to be issued to the holders of TMSF Holdings common stock have substantially the same rights as the shares being surrendered within the meaning of Rule 13e-3(g)(2) and applicable interpretations.
     Response
     TMSF REIT and TMSF Holdings believe that the proposed transaction is excepted out of Rule 13e-3 pursuant to Rule 13e-3(g)(2). There are no substantial differences between the TMSF Holdings common stock and the TMSF REIT common stock other than (1) any differences that may exist (but which are described in the S-4) between Delaware and Maryland corporations and (2) as a result of TMSF REIT’s status as a real estate investment trust. In particular, the equity securities of TMSF REIT that the existing shareholders of TMSF Holdings will receive upon the liquidation of TMSF Holdings have substantially similar rights with respect to voting, dividends, redemption, and liquidation as the equity securities of TMSF Holdings. Additionally, before or upon the consummation of the proposed transaction, the TMSF REIT common stock will be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Finally, TMSF Holdings common stock is not listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association. Accordingly, the proposed transaction meets each of the requirements proscribed by Rule 13e-3(g)(2) and thus does not constitute a Rule 13e-3 Transaction.
     2. Please provide us with copies of any graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
     Response
     Other than the chart set forth under the heading “Summary – Structure of the Reorganization” and the graph set forth under the heading “Business”, TMSF REIT and TMSF Holdings do not anticipate that the information statement/prospectus, which is part of the S-4, will contain pictures, graphics, or artwork (including logos). TMSF REIT and TMSF Holdings will provide you with any pictures, graphics, or artwork (including logos) that they decide to use in the information statement/prospectus.
     3. We note in various places that you cite supporting third party sources for your disclosure. Please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly

Michael McTiernan
December 2, 2005

available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of Regulation C.
     Response
     The rating agency announcement cited on pages 26 and 127 of the S-4 is publicly available at the following internet link:
http://www2.standardandpoors.com/servlet/Satellite?pagename=sp/sp_article/ArticleTemplate&c=sp_article
&cid=1078320235726&b=10&r=1&l=EN
     The study titled “Housing and Mortgage Markets: An Analysis” cited on page 29 of the S-4 is publicly available at the following internet link:
http://www.mortgagebankers.org/news/2005/MBA_Monograph_No1.pdf
     The remarks of Federal Reserve Board Chairman Allan Greenspan cited on pages 29 and 106 of the S-4 are publicly available at the following internet link:
http://www.federalreserve.gov/boarddocs/speeches/2005/200509262/default.htm
     The press reports cited on pages 29 and 106 of the S-4 are publicly available at the following internet link:
http://www.washingtonpost.com/wp-dyn/content/article/2005/08/05/AR2005080500748.html
     The press release regarding the letter dated July 18, 2005 by the New Mexico Attorney General cited on pages 40 and 123 of the S-4 is publicly available at the following internet link:
http://66.102.7.104/search?q=cache:WbieEJ31d-8J:www.ago.state.nm.us/pio/pressrel/2005/08-19-05_subprime_
lender_coverage.pdf+mortgage+lenders+2005&hl=en pdf
     The prospectus supplement cited on pages 41 and 124 of the S-4 is publicly available at the following internet link:
http://www.sec.gov/Archives/edgar/data/1102913/000093041305005422/c38514_424b5.txt
     The origination data of the Mortgage Bankers Association cited page 97 of the S-4 is publicly available at the following internet link:

Michael McTiernan
December 2, 2005

http://www.mortgagebankers.org/marketdata/forecasts/Mortgage%20Finance_Oct05.pdf
     The press reports cited on page 127 of the S-4 are publicly available at the following internet link:
http://www.washingtonpost.com/wp-dyn/content/article/2005/04/28/AR2005042801902.html
     None of the third-party information referenced above was commissioned by TMSF REIT, TMSF Holdings or any of their respective affiliates.
     4. In light of your intent to invest in MBSs until such time as you have fully developed your loan portfolio, and your intent to securitize your existing and future mortgage loan pools, please provide a detailed legal analysis of why you do not believe that your proposed operations will require you to be registered under the Investment Company Act of 1940.
     Response
     TMSF REIT believes that its proposed operations will not require it to be registered under the Investment Company Act of 1940. Initially, TMSF REIT’s assets will consist of mortgage loans held prior to securitization and MBSs acquired to enable TMSF REIT to meet the REIT asset and income tests. Following prior no-action relief granted by the staff including American Home Fin. Corp., SEC No-Action Letter (Apr. 9, 1981), Salomon Bros. Mortgage Sec., Inc., SEC No-Action Letter (Nov. 8, 1983), and Landmark Funding Corp., SEC No-Action Letter (Aug. 21, 1984), the MBSs initially acquired by TMSF REIT will consist of a sufficient amount of “whole pool” Ginnie Mae, Fannie Mae, or Freddie Mac certificates (“Agency Certificates”), such that the Agency Certificates together with the mortgage loans held for securitization will constitute more than 55% of TMSF REIT’s total assets. TMSF REIT’s remaining assets will be in partial pool certificates and cash and short term instruments to ensure liquidity for operations. TMSF REIT will further ensure that the Agency Certificates and mortgage loans held for securitization together with partial pool certificates and other real estate related assets will constitute 80% of TMSF REIT’s assets. Accordingly, TMSF REIT believes its activities will fall within the Section 3(c)(5)(C) exemption and, therefore, registration under the Investment Company Act is not required.
     TMSF REIT further believes that even after it begins securitizing its mortgage loans, it will not be required to registration under the Investment Company Act. TMSF REIT intends to securitize its mortgage loan pools utilizing non-REMIC owner-trust structures. As such, the issuing entities are expected to be Delaware statutory trusts and the securities issued by such

Michael McTiernan
December 2, 2005

trusts will be debt securities. TMSF REIT intends to retain 100% of the equity of the issuing trust. In addition, as holder of the equity of the issuing trust, TMSF REIT will own the right to service the mortgage loans held in the trust, including the right to enforce and foreclose on the mortgage loans. Following Premier Mortgage Corp., SEC No-Action Letter (Mar. 14 1983), TMSF REIT believes that the trust’s equity certificate will be a “qualifying interest,” because as the holder of such certificates, TMSF REIT will “have essentially the same investment experience that it would have were it directly investing in the mortgage loans.” The trust certificate represents the entire ownership interest in the pool of mortgage loans (it is a whole pool security), and TMSF REIT will have the right to foreclose on the underlying real estate. See, for example, FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987). TMSF REIT respectfully notes that irrespective of the value of the trust certificates, since at least 80% of its assets will be some combination of mortgage loans, “whole pool” Agency Certificates and trust certificates, its activities will fall within the Section 3(c)(5)(C) exemption and, therefore, registration under the Investment Company Act is not required.
Registration Statement Cover Page
     5. Refer to the Calculation of Registration Fee Table. We note that you have included a footnote number (3) in the second row, second column, but that you have not actually included a footnote (3) to the table. Please revise or advise.
     Response
     The S-4 has been revised in response to this comment. See registration statement cover page.
Letter to Stockholders
     6. We note that your disclosure related to obtaining shareholder consents omits information indicating the dates upon which you obtained required shareholder consents. Please revise to include the relevant date that you obtained the shareholder consent and to indicate the exact percentage of outstanding securities for which you have obtained consents. If you have not yet obtained the requisite consents for the proposed transactions, please tell us why you believe that you do not need to solicit proxies in connection with the proposed action of shareholders.
     Response
     TMSF Holdings has not yet obtained the shareholder consents. TMSF Holdings believes that it does not need to solicit proxies in connection with the proposed transaction because, as set

Michael McTiernan
December 2, 2005

forth in the “Interests of Certain Persons in the Reorganization” sections, Mr. Raymond Eshaghian owns more than 60% of the voting power of TMSF Holdings common stock and Mr. Eshaghian, Mr. M. Aaron Yashouafar, and Mr. Solyman Yashouafar, collectively, own more than 84% of the voting power of the TMSF Holdings common stock and, therefore, these individuals have the power to approve the proposed transaction. TMSF Holdings will obtain the written consent before the S-4 becomes effective and, at that time, the disclosure in the S-4 will be revised in accordance with this comment.
Summary, page 1
     Our Business, page 1
     7. Since you have defined the terms “we,” “us” and “our” to mean TMSF REIT in the second paragraph on page 1, it is unclear why you refer to yourself in the third person in the first paragraph under this heading and then describe the business of The Mortgage Store in subsequent paragraphs by using the first person. Please revise.
     Response
     The S-4 has been revised in response to this comment. See page 1.
     8. We note your disclosure in the first paragraph under this heading that you intend to originate and retain mortgage loans in your portfolio and issue mortgage backed securities to finance such originations. Please revise your summary to discuss briefly what entity will hold the mortgages and conduct the resecuritizations you intend to engage in after the offering.
     Response
     The S-4 has been revised in response to this comment. See page 1.
     9. Please explain, in the first paragraph under this heading, how originating the mortgage loans that you intend to keep in your portfolio will allow you to accumulate mortgage loans at a lower cost.
     Response
     The S-4 has been revised in response to this comment by deleting the statement. See page 1.

Michael McTiernan
December 2, 2005

10. Please explain the terms “whole-loan,” “servicing-released” and “correspondent lenders.”
     Response
     The S-4 has been revised in response to this comment. See page 1.
     11. We note that The Mortgage Store has historically dealt in “non-conforming” loans and that 92.9% of these loans for the first six months of 2005 were “Alt A Loans,” “made to borrowers whose credit profile is generally within the typical” Freddie Mac and Fannie Mae guidelines. Please tell us what is meant by “generally” in this context and disclose what the referenced guidelines are.
     Response
     The S-4 has been revised in response to this comment. See page 1.
     12. Please explain, in the final paragraph on page 11, why you feel that jumbo loans and those loans where documentation is incomplete do not represent “significantly different credit risk profiles” than conforming loans.
     Response
     The S-4 has been revised in response to this comment. See page 1.
     13. Please disclose, in the first paragraph on page 2 and in the chart at the bottom of page 3, the percentage of your loans which were “pay option arms” in the first 6 months of this year.
     Response
     The S-4 has been revised in response to this comment. See pages 2 and 3.
     14. Refer to the first chart on page 3. Please include a cross reference to the discussion of your documentation programs and underwriting guidelines starting on page 90.
     Response
     The S-4 has been revised in response to this comment. See page 3.

Michael McTiernan
December 2, 2005

     15. In the second table on page 3 please indicate the difference between loan-to-value and combined loan-to-value.
     Response
     The S-4 has been revised in response to this comment. See pages 3 and 4.
     16. We note your disclosure in the final paragraph on page 4 that you intend to pay fees to The Mortgage Store for originating and processing loans for you. Please expand your summary disclosure to include a chart of each of the fees you anticipate paying to affiliated parties, quantifying such fees and describing such fees and describing the services to be provided in return for such fees.
     Response
     The S-4 has been revised in response to this comment to indicate that TMSF REIT may, in future, pay loan origination and processing fees, set at the then current market rate, to The Mortgage Store for mortgage loans originated by The Mortgage Store that were funded by TMSF REIT. The disclosure has also been revised to reflect that in the future if TMSF REIT originates its own mortgage loans it may pay The Mortgage Store an interim servicing fee, set at the then current market rate, to provide interim servicing for such loans. Currently, TMSF REIT plans to purchase all of the loans it intends to securitize from The Mortgage Store. While it may originate its own loans or provide loan closing funds to The Mortgage Store in the future, it does not have a time table for such activities and therefore has not determined a fee schedule and as a result cannot quantify the amount of such fees. Accordingly, TMSF REIT is unable to provide disclosure with respect to such fees that is more specific than, in accordance with the tax rules applicable to REITs, the fees will be set at the then current market rates.
     17. Please disclose when you expect to obtain consents from and renegotiate your arrangements with your lenders, as discussed in the final paragraph on page 4.
     Response
     The S-4 has been revised in response to this comment. See page 5.
     18. Please expand your disclosure in the final paragraph on page 4 to briefly describe the asset and income limitations imposed on REITs and taxable REIT subsidiaries. In light of the fact that it appears the majority of your income generating assets are being transferred to your TRS, please discuss how these assets and income limitations will impact your business operations going forward.

Michael McTiernan
December 2, 2005

     Response
     The S-4 has been revised in response to this comment. See pages 4 and 5.
     Reasons for the Reorganization and REIT Election, page 5
     19. Please expand your discussion in the first bullet point under this heading to explain the relations between the reorganization and REIT election and the benefit described.
     Response
     The S-4 has been revised in response to this comment. See page 6.
     20. Due to the ownership and transfer restrictions necessitated by the REIT rules and the continued lack of a trading market, it is not clear that the benefit claimed in the final bullet point under this heading is actually a benefit that investors can rely upon or enjoy. Please remove this bullet point or tell us why you continue to believe it is appropriate.
     Response
     This bullet point has been removed in response to this comment. See page 6.
     21. Please include summary risk factors to balance your disclosure of the benefits of the reorganization.
     Response
     The S-4 has been revised in response to this comment. See page 6.
     Additional Equity Requirement, page 8
     22. Please expand your discussion under this heading to disclose your timeframe for conducting the private offering described.
     Response
     The S-4 has been revised in response to this comment. See page 9.
     Restrictions on Transfer and Ownership of TMSF REIT Common Stock, page 9

Michael McTiernan
December 2, 2005

     23. We note your disclosure that you intend to waive the ownership limitations contained in your charter with respect to certain individuals, a described in the bullet point at the bottom of page 9. Please clarify whether, for purposes of calculating the ownership of a “person”, your charter has a more restrictive definition than that required by the REIT rules.
     Response
     TMSF REIT does not believe that its charter has a more restrictive definition than that required by the REIT rules. The REIT rules do not require any specific limit on ownership be placed in the charter, but typically a corporation that intends to qualify as a REIT will put restrictions on ownership in its charter to ensure that it remains in compliance with the requirement that five or fewer individuals cannot own more than 50 percent of its shares (either by number or value) during the last half of its taxable year. The actual ownership limit will that such a corporation may place in its charter depends on the ownership structure of the corporation, but typically the limit will be 9.8% or lower, as in the case of TMSF REIT. The disclosure in the S-4, however, has been revised to clarify that as the ownership of Mr. Eshaghian and others declines the board will reduce the amount to which the respective waivers are applicable and will increase the ownership limit in the charter for other stockholders, but only to the extent that TMSF REIT can be ensured it will remain in compliance with the five or fewer rule.
     Application of California Law, page 11
     24. Please briefly describe the impact, if any, that Section 2115 of California General Corporation Law would have on your business if applied.
     Response
     The S-4 has been revised in response to this comment. See page 12.
     Licensing, page 11
     25. Please disclose the number of states in which The Mortgage Store will need to make notice and other filings as a result of the change in control and, in particular, indicate whether California is one of those states.
     Response
     The S-4 has been revised in response to this comment. See page 13.
     Risk Factors, page 14

Michael McTiernan
December 2, 2005

     26. We note your statement in the sixth sentence of the first paragraph on page 14 that the risk factors listed are not the only risks to which you are subject. Please revise your disclosure as necessary to reflect your obligation to disclose all known material risks.
     Response
     The S-4 has been revised in response to this comment. See page 16.
     27. Please add a risk factor discussing your anticipated use of leverage, as disclosed in the fourth paragraph on page 86.
     Response
     The S-4 has been revised in response to this comment. See page 19.
     28. Please include a risk factor discussing the fact that a large percentage of your growth in the past couple of years was attributable to loans made to borrowers with no income documentation, as discussed on page 97.
     Response
     The S-4 has been revised in response to this comment. See page 29.
     Our management has no experience operating a REIT ..., page 14
     29. Please create a separate risk factor discussing the risk set forth in the second paragraph under this heading related to the consequences of a failure to qualify as a REIT.
     Response
     The S-4 has been revised in response to this comment. See page 16.
     Our business plan as a REIT differs from our historical ..., page 14
     30. Please expand your discussion in the second paragraph under this heading to discuss the risk of using your warehouse lines of credit to fund mortgage originations to the extent that your mortgages are not match funded to the lines of credit.
     Response
     The S-4 has been revised in response to this comment. See page 17.

Michael McTiernan
December 2, 2005

     We may not be able to obtain the cash required ..., page 14
     31. Please revise your disclosure in the second paragraph under this risk factor heading to clarify that if you fail to qualify as a REIT you will not be obligated to make any distributions. Also, please revise to indicate, if true, that you may make distributions in excess of available cash and that any particular distribution may include a return of capital.
     Response
     The S-4 has been revised in response to this comment. See pages 17 and 18.
     We depend on our warehouse facilities to execute our business plan ..., page 16
     32. Please quantify the sub-limit on The Mortgage Store’s ability to “wet” fund mortgage loans.
     Response
     The S-4 has been revised in response to this comment. See page 18.
     Our inability to obtain third-party consents and authorizations ..., page 17
     33. Please expand your disclosure to describe the amendments to the warehouse facilities you are currently negotiating.
     Response
     The S-4 has been revised in response to this comment. See page 20.
     We may not be able to successfully ..., page 19
     34. Please discuss the lack of liquidity of residual interest you intend to retain in future securitization transactions in a separate risk factor.
     Response
     The S-4 has been revised in response to this comment. See page 22.
     If we are unable to grow our retail origination channel ..., page 23

Michael McTiernan
December 2, 2005

     35. Please explain why you plan to grow your retail origination business faster than your wholesale business and disclose why this is important to the development of your business.
     Response
     The S-4 has been revised in response to this comment by deleting this risk factor. While TMSF REIT intends to expand its retail originations, such growth is not a sufficiently important component of originations to merit a separate risk factor. See page 27.
     An interruption in or breach of our information systems may result in lost business, page 24
     36. Please disclose whether a failure or interruption of the type described has ever occurred with your information systems.
     Response
     The S-4 has been revised in response to this comment. See page 28.
     Our mortgage products expose us to greater credit risk, page 24
     37. Please revise your disclosure in the first paragraph under this heading to reflect the fact that credit risk is higher on your Alt A loans than conforming loans, rather than your current disclosure that such risk “may be” higher, or tell us why you do not believe this change is appropriate. We note in this regard that approximately 68% of your Alt A loans for the 6 months ended June 30, 2005 was provided to borrowers for whom you did not independently verify income and approximately 15% were provided to borrowers who either were not able to state an income or who did not show proof of employment.
     Response
     The S-4 has been revised in response to this comment. See page 28.
     38. Please explain, in the final sentence under this risk factor heading, why the referenced guidelines “may not be directly applicable” to you.
     Response
     The S-4 has been revised in response to this comment. See page 29.
     An increase in our adjustable rate borrowings may decrease the net interest ..., page 28

Michael McTiernan
December 2, 2005

     39. Please combine the risk factor with the risk factor that immediately precedes it as they appear to address the same or similar risks.
     Response
     The S-4 has been revised in response to this comment. See page 31.
     The potential for negative amortization in the Pay Option Arm ..., page 28
     40. Please delete the second paragraph and the first sentence of the third paragraph under this heading as they tend to mitigate the risk presented. In addition, please expand the first paragraph to explain why negative amortization creates a risk to your business.
     Response
     The S-4 has been revised in response to this comment. See page 32.
     Increased levels of early prepayments of mortgages ..., page 29
     41. We note your discussion of prepayment risk on your current business in the second paragraph under this risk factor heading (i.e., that you are required to reimburse premium you received from a loan’s purchaser if the loans is prepaid). Please expand your disclosure to discuss the risk that prepayment will pose to your anticipated business, in light of the fact that you do not expect to continue engaging in whole loan sales as a primary part of your business.
     Response
     The S-4 has been revised in response to this comment. See page 32.
     Declining real estate values may harm our operations, page 29
     42. Please define “cash-out refinancings.”
     Response
     The S-4 has been revised in response to this comment. See page 33.
     We are exposed to potential risks from recent legislation requiring companies to evaluate controls ..., page 30

Michael McTiernan
December 2, 2005

     43. In light of the fact that the risk described relates to possible deficient controls, rather than merely a risk of complying with legislation requiring examination of controls, please revise your risk factor heading to reflect the risk discussed.
     Response
     The S-4 has been revised in response to this comment. See page 34.
     Our Chief Executive Officer and President will own a significant amount of our outstanding common stock ..., page 31
     44. Please reconcile your disclosure here, that no individual other than Mr. Eshaghian will be permitted to own in excess of 4.9% of your common stock, and your disclosure on page 9 that the board has granted waivers to Messrs. A. Yashouafar and S. Yashouafar. Please also reconcile your disclosure here that the limit on Mr. Eshaghian’s ownership will be 56.2% with your disclosure on page 9 that such limit is 62.1%.
     Response
     The S-4 has been revised in response to this comment. See pages 34 and 35.
     The governing documents of TMSF REIT and governing Maryland law impose limitations ..., page 31
     45. Please expand your disclosure to briefly discuss each of the limitations highlighted in the bullet points, rather than merely including a cross-reference to the discussion.
     Response
     The S-4 has been revised in response to this comment. See pages 35 and 36.
     Loss of Messrs. Eshaghian and Najand, or other key members of our senior management team ....., page 31
     46. Rather than referring to “other key member of our senior management team” please name each key person whose loss would cause you harm.
     Response
     The S-4 has been revised in response to this comment. See page 36.

Michael McTiernan
December 2, 2005

     Our operational structure may limit the benefits of the REIT election, page 32
     47. Please expand your disclosure significantly to explain why you may not initially originate loans at the REIT level and why it will be harmful to your business if you are unable to originate loans at the REIT level in the future.
     Response
     The S-4 has been revised in response to this comment. See page 36.
     You may be liable for certain claims after the dissolution of TMSF Holdings, page 32
     48. Expand your discussion to explain the “certain circumstances” under which shareholder might be liable after dissolution of TMSF Holdings and, if possible, quantify the liability.
     Response
     The S-4 has been revised in response to this comment. See page 37.
     The nationwide scope of our mortgage origination and servicing operations ..., page 32
     49. Please delete the sixth or seventh bullet point on page 33.
     Response
     The S-4 has been revised in response to this comment. See page 38.
     State Attorney’s General are working collectively to seek to use state deceptive ..., page 35
     50. Please disclose whether you were one of the 150 lenders who received the letter from the New Mexico Attorney General referenced in the second paragraph under this risk factor heading.
     Response
     The S-4 has been revised in response to this comment. See page 40.
     Our business could be harmed if courts rule that the OTS ..., page 39

Michael McTiernan
December 2, 2005

     51. Please quantify, if possible, the amount of your business that could be subject to the type of litigation discussed.
     Response
     TMSF REIT is not able to quantify the amount of its business that could be subject to this type of litigation.
     Actions we take to satisfy the requirements applicable to REITs ..., page 41
     52. We note your statement that you will receive an opinion of counsel regarding your REIT status. Please confirm that you will have received an opinion on REIT status and the tax treatment of the reorganization prior to effectiveness and that such opinion will be filed as an exhibit to the registration statement.
     Response
     TMSF Holdings and TMSF REIT confirm that they will have received an opinion on REIT status and the tax treatment of the reorganization prior to effectiveness and that such opinion will be filed as an exhibit to the registration statement. The form of the tax opinion is attached to this letter as Exhibit A.
     53. Please revise the final paragraph on page 41 to clarify that your failure to qualify as a REIT would also mean that you would not be required to make any distributions.
     Response
     The S-4 has been revised in response to this comment. See page 47.
     Shares of our common stock available for future sale ..., page 46
     54. Please indicate the number of shares currently subject to options which could be exercised.
     Response
     The S-4 has been revised in response to this comment. See page 51.
     Since we are a Maryland corporation ..., page 47

Michael McTiernan
December 2, 2005

     55. Please summarize the provisions of Section 2115 of California General Corporation Law.
     Response
     The S-4 has been revised in response to this comment. See pages 52 and 53.
Reorganization, page 49
     Background, page 49
     56. For each board or other meeting convened to discuss the proposed reorganization or alternatives please provide the date of the meeting, a description of the persons present, the topics discussed and conclusions drawn. In addition, summarize any presentations made by or for persons present and any negotiations undertaken.
     Response
     The S-4 has been revised in response to this comment. See pages 55 through 57.
     57. We note your statement in the final sentence of the third paragraph under this heading that the board determined that the subordinated debt market was not likely to provide the capital TMSF Holdings needed to continue its growth. Please expand your disclosure to indicate the projected amount of capital the board determined was needed and to provide details about the term sheets received from several investment banking firms, including amounts and terms offered. Finally, include all the information required by Item 1015 of Regulation M-A with respect to any written presentations and analyses prepared by third parties, if any. Refer to Item 4(b) of Form S-4. In addition, please provide us with all written materials prepared for the board and management in connection with the proposed REIT conversion.
     Response
     The S-4 has been revised in response to this comment. See page 55. TMSF Holdings respectively, submits, however, that none of these term sheets constitute a “report, opinion, or appraisal” as contemplated by Item 4(b) of Form S-4. TMSF Holdings believes that the information contained in the term sheets reference in the S-4 was the sort of market or “pitch” material that investment banks routinely prepare to propose new ideas for companies that they do not then represent and that these term sheets reached no conclusions and presented no opinions regarding fairness or value. In addition, these term sheets were prepared before the current transaction was structured or even decided upon. If the Staff were to require a detailed summary

Michael McTiernan
December 2, 2005

of the term sheets, TMSF Holdings believes that such disclosure will be potentially misleading to investors and to the marketplace. TMSF Holdings’s belief is based on the facts that (i) the term sheets were prepared a year ago, (ii) the term sheets did not contemplate a REIT transaction, (iii) the market for mortgage banking companies was very different a year ago, and (iv) the REIT market was very different a year ago. Accordingly, the term sheets include information that is now outdated and of limited use. TMSF Holdings further believes that providing such a detailed summary would only confuse investors since term sheets were prepared for management simply as indications of interest and a starting point for potential negotiations. None of the term sheets were finalized and none address this transaction. Further, if the term sheets and advice at issue here are treated as reports, opinions or appraisals, then it would seem that almost any advice and information given to a company by potential financial, legal, or other advisors could potentially be deemed a report, opinion or appraisal requiring disclosure under Item 1015. TMSF Holdings does not believe that this is a result the Commission intended when it adopted Item 4(b) of Form S-4 and Item 1015 of Regulation M-A.
     58. Please provide more details about the basis for the board’s determination, as set forth in the fourth paragraph under this heading, that the equity markets would not provide sufficient capital to meet TMSF Holdings’s needs.
     Response
     The S-4 has been revised in response to this comment. See page 55.
     59. We note your statement that the board conducted “extensive diligence” regarding conversion to a REIT. Expand your discussion to describe the diligence process in detail, identifying specifically any studies conducted, third parties consulted and documents reviewed, or state that your diligence did not include such activities.
     Response
     The S-4 has been revised in response to this comment. See page 56.
     60. Rather than including a reference to the risk factors section, please specifically identify and discuss each positive and negative factor considered by the board in making a determination that the proposed reorganization and REIT conversion were the most advantageous to the company, as discussed in the second paragraph on page 50.
     Response
     The S-4 has been revised in response to this comment. See pages 56 and 57.

Michael McTiernan
December 2, 2005

     61. Please disclose whether the board considered any alternative tax-efficient strategies. If not, briefly explain why.
     Response
     The S-4 has been revised in response to this comment. See page 56.
     62. Please specify the number of outstanding options of TMSF Holdings that will be exchanged for options of TMSF REIT upon consummation of the proposed transaction in the third paragraph on page 51.
     Response
     The S-4 has been revised in response to this comment. See page 58.
     Terms of the Asset Acquisition Agreement, page 51
     63. We note that the board of TMSF Holdings reserves the right to cancel or defer the reorganization even if the conditions to the consummation of the reorganization are satisfied or waived if the board of directors determines that the reorganization is no longer in the best interests of TMSF Holdings and its stockholders. Please briefly describe the factors that the board would consider in determining that the reorganization is no longer in the best interests of TMSF Holdings and its stockholders.
     Response
     The S-4 has been revised in response to this comment. See pages 59 and 60.
     Interests of Directors and Executive Officers of TMSF Holdings in the Reorganization, page 53
     64. Please identify, in the second paragraph on page 53, what percentage of the outstanding stock of TMSF REIT the options discussed will represent immediately following the reorganization.
     Response
     The S-4 has been revised in response to this comment. See page 60.
     65. Please provide a brief description of the referenced employment agreements that highlights the provisions that will benefit insiders in the third paragraph on page 53, including any changes in salary and benefits that will result from the reorganization.

Michael McTiernan
December 2, 2005

     Response
     The S-4 has been revised in response to this comment. See page 60.
Accounting Treatment, page 54
     66. Please tell us which entity will be the accounting acquirer in the reorganization. In your response, please refer to the literature you used to determine your accounting for this transaction.
     Response
     The S-4 has been revised in response to this comment. See page 61.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60
     67. We note your disclosure in the first paragraph on page 61 that your business model contemplates growth through increases in market share. Please expand your discussion to explain whether this is the business model that will be followed by you after the reorganization and, if so, how you intend to achieve increases in market share in what you have described as a very competitive industry.
     Response
     The S-4 has been revised in response to this comment. See page 68.
     68. Please explain your disclosure in the final sentence of the second paragraph on page 60 that your borrowings are generally less sensitive to interest rate changes because your borrowers engage in more cash out refinancings and fewer rate or term refinancings. Please explain each type of refinancing and describe why it might cause loans to be more or less interest rate sensitive. In addition, please provide statistics about your historic loan portfolio that tend to support your assertions about the reasons why your borrowers engage in refinancings.
     Response
     The S-4 has been revised in response to this comment. See page 68.
     69. Please explain what “committed forward whole loan sales” are in the third full paragraph on page 61.

Michael McTiernan
December 2, 2005

     Response
     The S-4 has been revised in response to this comment. See page 68.
Change in Business Strategy, page 61
     70. Please expand your disclosure under this heading to discuss any known trends, demands or uncertainties that may affect your liquidity or financial performance or that management intends to use in its analysis and decision-making regarding the direction of your proposed business. In addition, please briefly describe any additional exposure you will have to market conditions as a result of your change in business strategy, including the debt markets generally and spreads in the real estate securitization market. In addition, please discuss the liquidity of residual interests you will retain in your securitizations and your plans, if any, to match fund your assets and liabilities.
     Response
     The S-4 has been revised in response to this comment. See pages 68 and 69.
     71. Please provide an estimate on the time you will hold warehouse loans pending a securitization.
     Response
     The S-4 has been revised in response to this comment. See page 68.
Primary Components of Revenues and Expenses in the Mortgage Loan Business, page 65
     72. We note your statement in the last sentence of the final carry-over paragraph at the bottom of page 66 that the interest rate earned on the mortgage loans will exceed the interest rate paid on the warehouse facilities. Because you have not yet implemented your business plan, please revise this statement to reflect its aspirational nature.
     Response
     The S-4 has been revised in response to this comment. See page 73.
Results of operations for the six months ended June 30, 2005 compared to the year ended June 30, 2004
Operating Expenses, page 71

Michael McTiernan
December 2, 2005

     73. Please define the acronym REO in the fifth paragraph under this heading.
     Response
     The S-4 has been revised in response to this comment. See page 75.
Liquidity and Capital Resources, page 77
     74. Please expand your discussion to explain how your liquidity resources and needs going forward will differ from your historical liquidity resources and needs. This discussion should include, to the extent practicable, quantified estimates of your actual liquidity needs in the short and long term, and a statement how you expect to satisfy your requirements with each anticipated sources of liquidity.
     Response
     The S-4 has been revised in response to this comment. See page 87.
     75. Please clarify, in the second paragraph on page 78, whether after the reorganization you anticipate using the listed warehouse facilities exclusively for originations by The Mortgage Store, your taxable REIT subsidiary, or if you will also seek to use the facilities to purchase loans for your portfolio at the REIT level.
     Response
     The S-4 has been revised in response to this comment. See page 88.
     76. Please include a column in the chart on page 78 that shows the current outstanding balances on each of the warehouse facilities.
     Response
     The S-4 has been revised in response to this comment. See page 88.
     77. We note your disclosure in the first full paragraph on page 80 that your board has not yet determined the amount of additional capital you will need to raise in order to meet the REIT asset and ownership tests. Please provide an estimate of the minimum amount of additional equity capital you would need to raise in order to qualify as a REIT, assuming the assets of The Mortgage Store at the time of the acquisition have the same value they had as of the last balance sheet date.

Michael McTiernan
December 2, 2005

     Response
     The S-4 has been revised in response to this comment. See page 90.
Quantitative and Qualitative Market Risk Disclosure, page 83
     78. Please clarify whether the amounts shown in the table at the bottom of page 83 are actual amounts or should be multiplied by thousands. Similarly, please confirm that the figures in the table on page 81 are in thousands.
     Response
     The S-4 has been revised in response to this comment. See pages 91 and 93.
Business, page 85
79. Please furnish disclosure required by Items 101(e) and (f) of Regulation S-K.
     Response
     The S-4 has been revised in response to this comment. See page 183.
     80. Please revise your disclosure in the fifth paragraph on page 86 to quantify, to the extent practicable, the percentage of your loans you believe you will continue to sell through The Mortgage Store. In addition, please list any factors you will use in determining which loans to sell and which ones to hold in your portfolio.
     Response
     The S-4 has been revised in response to this comment. See page 96.
Our Loan Products, page 95
     81. Please correct the footnote reference to the second table on page 98. Currently, the table has a footnote (2) reference, while there is only a footnote (1) under the table.
     Response
     The S-4 has been revised in response to this comment. See page 108.

Michael McTiernan
December 2, 2005

Director Nominee, page 120
     82. Please revise your description of Mr. Sklar to reflect the fact that he is a nominee to your board, rather than your current disclosure that he is a board member.
     Response
     The S-4 has been revised in response to this comment. See page 131.
Securities Authorized for Issuance Under Equity Compensation Plans, page 125
     83. Please revise footnote (3) to the table on page 125 to indicate whether the options are exercisable until the fourth or the fifth anniversary of the grant date.
     Response
     The S-4 has been revised in response to this comment. See page 136.
Certain Relationships and Related Transactions, page 128
     84. With regard to each of the payments detailed in the bullet points on page 128, please detail the products or services provided in exchange for the cash. Specifically with respect to the payment made to Mr. Snavely, please disclose whether the payment related to his efforts in connection with exploring the advisibility of the reorganization and REIT conversion.
     Response
     The S-4 has been revised in response to this comment. See page 139.
     85. In the first bullet point on page 128, please clarify whether the payment clarify whether the payment to Mr. Snavely was a single payment of $40,000 or annual payments of that amount. If the payments have been annual, specify the number of years the payments have been made.
     Response
     The S-4 has been revised in response to this comment. See page 139.
     86. We do not understand your statement in the first paragraph after the bullet points that you do not expect to continue the relationships with Mr. Snavely and Milbank. Does this mean that you will cancel the consulting services you have received and, if so, that you had

Michael McTiernan
December 2, 2005

received them for more than just 2004? Also, does this mean you will continue the other interested party arrangements listed?
     Response
     The S-4 has been revised in response to this comment. See page 139.
     87. Please reconcile your disclosure in the second paragraph following the bullet points on page 128 that Mr. Nourmand owns 7.0% of the stock of TMSF Holdings with your disclosure in the final bullet point that he owns 7.3% of the stock.
     Response
     The S-4 has been revised in response to this comment. See page 140.
     88. Please clarify your disclosure in the final carry-over paragraph on page 128 related to the lease of the Roosevelt Building. Your disclosure seems to suggest that the lease, which expires next month, requires additional payments of $483,450. Please revise or advise.
     Response
     The S-4 has been revised in response to this comment. See page 140.
REIT Taxation Generally, page 160
     89. Please confirm that the REIT opinion delivered by McKee Nelson references your organization and proposed operations as they are described in this prospectus.
     Response
     TMSF Holdings confirms that the REIT opinion delivered by McKee Nelson references our organization and proposed operations as described in the prospectus. A form of the McKee Nelson opinion is attached to this letter as Exhibit A.
Financial Statements
Note 5 – Warehouse lines of Credit, page F-13
     90. Please tell us how you evaluated the transactions under the Early Purchase Agreement in accordance with SFAS 140 to determine that the transactions are considered sales of financial assets in accordance with paragraph 9. In your response, please tell us what your

Michael McTiernan
December 2, 2005

responsibilities are in each step of a transaction under this agreement, including how you account for transactions where a “takeout investor” is not found or if there was an event of default
     Response
     Under SFAS 140, transactions are considered sales of financial assets if and only if all of the conditions set forth in paragraph 9 are met. In the case of the Early Purchase Agreement, each of the three requirements is met.
     First, transferred assets have been isolated from TMSF Holdings – put presumptively beyond the reach of TMSF Holdings and its creditors, even in bankruptcy. TMSF Holdings respectively submits that the transfer from itself to Washington Mutual pursuant to the Early Purchase Agreement meets the typical requirements of a “true sale” analysis – both the benefits and risks of ownership pass to Washington Mutual. Washington Mutual pays the purchase price to TMSF Holdings and obtains under the Early Purchase Agreement all of TMSF Holdings’s rights, title, and interest in the mortgage loans and all proceeds thereof after the transfer, irrespective of whether, or by how much, the aggregate amount of collections thereon exceeds the purchase price. There is no provision in the Early Purchase Agreement for TMSF Holdings to recoup any portion of the collections on the mortgage loans. Similarly, there is no provision for modification of the amount of consideration given for the mortgage loans, and no party can unilaterally make any such modifications in the future under the Early Purchase Agreement. Also TMSF Holdings does not have the rights of a traditional debtor in a secured loan transaction, under section 9-623 of the UCC, to redeem or otherwise repurchase the mortgage loans at any time.
     Second, Washington Mutual has the right to pledge or exchange the mortgage loans it purchases and no condition both constrains Washington Mutual from taking advantage of its right to pledge or exchange and provides no more than a trivial benefit to TMSF Holdings. Section 9.1 of the Early Purchase further provides that Washington Mutual “may, in its sole discretion, assign all of its right, title and interest in, or grant a security interest in, any Mortgage Loan purchased hereunder, subject only to its obligation to transfer such Mortgage Loan to the Takeout Investor pursuant to 7.3.” The limitation on the ability of Washington Mutual to assign or pledge the mortgage loans does not provide more than a trivial benefit to TMSF Holdings. If a mortgage loan is sold to Washington Mutual without a Takeout Commitment, there is no limitation on Washington Mutual’s ability to transfer or pledge such mortgage loan until such loan become subject to a Takeout Commitment.
     Third, TMSF Holdings does not maintain effective control over the mortgage loans through either (1) an agreement that both entitles and obligates TMSF Holdings to repurchase or

Michael McTiernan
December 2, 2005

redeem the mortgage loans before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call. The Early Purchase Agreement does not grant TMSF Holdings the unilateral right to cause Washington Mutual to return the mortgage loans. In addition, TMSF Holdings is not both entitled and obligated to repurchase redeem the mortgage loans before their maturity. TMSF Holdings is obligated to repurchase “Defective Mortgage Loans”, which the Early Purchase Agreement defines as mortgage loans for which there is a breach of a representation or warranty made by TMSF Holdings with respect to such loans, or the mortgage loans were sold in a transaction in which TMSF Holdings breached a representation or warranty with respect to itself, or the mortgage loans are not subject to a Takeout Commitment or TMSF Holdings is in default of the Takeout Commitment, or the Takeout Investor fails to perform. Until a mortgage loan becomes a Defective Mortgage Loan, TMSF Holdings is not obligated to repurchase the mortgage loan. This conditional nature of the repurchase obligation means TMSF Holdings does not maintain effective control over the mortgage loans within the meaning of SFAS 140.
     For the reasons stated above, TMSF Holdings believes that the sale of the mortgage loans to Washington Mutual pursuant to the Early Purchase Agreement meet the requirements of SFAS 140 to be treated a sales.
Part II. Information Not Required in Prospectus
Exhibits
     91. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.
Response
     TMSF Holdings will file all required exhibits as promptly as possible. The forms of the tax and legal opinions are attached to this letter as Exhibits A and B, respectively.
If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

Michael McTiernan
December 2, 2005

Very truly yours,

/s/ Phillip J. Kardis II

Phillip J. Kardis II

cc:	Raymond Eshaghian
Thomas J. Poletti, Esq.

Exhibit A
Form of Exhibit 8.1 Opinion of McKee Nelson LLP
[[    ]], 2006
TMSF Holdings, Inc.
TMSF REIT, Inc.
727 West Seventh Street, Suite 850
Los Angeles, CA 90017
          Re: Certain Federal Income Tax Matters
Ladies and Gentlemen:
This opinion is delivered to you in our capacity as counsel to TMSF Holdings, Inc., a Delaware corporation (“Holdings”), and TMSF REIT, Inc., a Maryland corporation (“TMSF REIT”), in connection with (i) a proposed transaction (the “Reorganization”) in which TMSF REIT will acquire substantially all of the properties of Holdings solely in exchange for shares of TMSF REIT voting stock and TMSF REIT’s assumption of liabilities of Holdings pursuant to an agreement (the “Asset Acquisition Agreement”) dated as of December [[ ]], 2005 by and between TMSF REIT and Holdings, and (ii) the filing of the related information statement and prospectus (the “Information Statement/Prospectus”) included as part of the Registration Statement on Form S-4 of TMSF REIT, as amended (the “Registration Statement”), initially filed on September 30, 2005 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). This opinion relates to the tax treatment of the Reorganization under the Internal Revenue Code of 1986, as amended (the “Code”), TMSF REIT’s qualification for federal income tax purposes as a real estate investment trust (a “REIT”) under the Code, and to the accuracy of certain statements in the Information Statement/Prospectus.
In rendering this opinion, we have reviewed copies of the Articles of Amendment and Restatement of the Charter of TMSF REIT, the Asset Acquisition Agreement, the Information Statement/Prospectus, and such other records, certificates, and documents as we have deemed necessary or appropriate for purposes of rendering this opinion (collectively, the “Documents”). The opinions expressed in this letter are further based upon certain statements and representations as to factual matters concerning Holdings, TMSF REIT, and their subsidiary corporations contained in a letter dated as of the date hereof provided to us in connection with the preparation of this opinion (the “Officer’s Certificate”). Where such factual representations in the Officer’s Certificate involve terms defined in the Code, the regulations promulgated by the

[[    ]], 2006

Department of Treasury (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have explained such terms to the representatives of Holdings and TMSF REIT and we are satisfied that they understand such terms and are capable of making such factual representations. We have also relied upon representations that the information contained in the Information Statement/Prospectus concerning TMSF REIT’s future organization, structure, ownership and operations, including but not limited to implementing the Reorganization and related transactions in accordance with the terms of the Asset Acquisition Agreement. After reasonable inquiry, nothing has come to our attention that causes us to question the reasonableness of relying on such representations and assumptions.
We have also assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (v) the conformity to the final documents of all documents submitted to us as drafts, and (vi) the accuracy and completeness of all records made available to us.
The discussion and conclusions set forth below are based upon the Code, the Regulations, and existing administrative and judicial interpretations thereof, as in effect as of the date of this opinion.
Based upon and subject to the foregoing, as well as the limitations set forth below, we are of the opinion that:
(i)	the Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(C) of the Code;

(ii)	assuming that the actions contemplated in the Information Statement/Prospectus are completed, TMSF REIT will have been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation, as described in the Information Statement/Prospectus and as represented in the Officer’s Certificate, will enable it to satisfy the requirements for qualification as a REIT beginning with its first taxable year ending after the Reorganization and for subsequent taxable years; and

(iii)	the statements in the Information Statement/Prospectus under the caption “Material Federal Income Tax Consequences” to the extent such information constitutes a matter of law, summaries of legal matters, or legal conclusions, have been reviewed by us and are accurate in all material respects as of the date of this opinion and accurately describes the federal income tax considerations that are likely to be material to a holder of TMSF REIT’s common stock.
We express no opinion other than the opinion expressly set forth herein. Furthermore, TMSF REIT’s ability to qualify as a REIT will depend on its satisfying through its actual operations in each year for which REIT qualification is sought the applicable asset composition, source of income, shareholder diversification, organization, structure, distribution and other requirements

[[    ]], 2006

of the Code necessary for qualification as a REIT. We will not review these operations on an ongoing basis, and no assurance can be given that the actual operations of TMSF REIT will meet these requirements or the representations made to us with respect thereto. Our opinions are not binding on the Service and the Service may disagree with the opinions contained herein. Except as specifically discussed above, the opinions expressed herein are based upon the law as it currently exists. Consequently, future changes in the law may cause the federal income tax treatment of the transactions described herein to be materially and adversely different from that described above.
This opinion is being provided to you in connection with the filing of the Registration Statement. Only you and your shareholders may rely on this opinion. Without our prior written consent, it may not be relied upon by any other person or entity or used for any other purpose. Notwithstanding any express or implied agreement, arrangement or understanding to the contrary, you (and any employee, representative or other agent of you) may disclose this opinion to any and all persons.
We consent to the reference to our firm under the caption “Material Federal Income Tax Consequences” in the Information Statement/Prospectus and to the reproduction and filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, nor do we admit we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in the Securities Act.

Very truly yours,

Exhibit B
Form of Exhibit 5.1 Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP
December __, 2005
TMSF REIT, Inc.
727 West Seventh Street, Suite 850
Los Angeles CA 90017
          Re: Registration of Shares on Form S-4
Ladies and Gentlemen:
     We have acted as counsel for TMSF REIT, Inc., a Maryland corporation (the “Company”), in connection with a Registration Statement on Form S-4 and all amendments thereto (collectively, “Registration Statement”) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the registration of an aggregate of [___] shares (the “Shares”) of common stock, $0.01 par value per share. Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement
     You have requested our opinion as to the matter set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Company’s Articles of Incorporation, as amended, and Bylaws, as amended, and the corporate actions of the Company that provide for the adoption and subsequent amendments of the Registration Statement and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company in rendering our opinion. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.
     Our opinion set forth below is limited to the Maryland General Corporation Law, including the applicable provisions of the Maryland Constitution and reported judicial decisions interpreting those laws.
     Based upon and subject to the foregoing, it is our opinion that:
     1. The Company has been duly incorporated and is validly existing under the laws of the State of Maryland and is in good standing with the State Department of Assessments and Taxation of Maryland.
     2. The Shares have been duly authorized for issuance by the Company and, when and if issued and delivered against payment therefor in accordance with the charter of the

TMSF REIT,Inc.
December___,2005

Company and the resolutions adopted by the Board of Directors of the Company, will be validly issued, fully paid and nonassessable.
     The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.
     This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.
Yours truly,